UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On January 31, 2011, the registrant announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

Exhibit.

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: January 31, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the fourth quarter and fiscal year ended December 31, 2010

Exhibit 99.1

Changyou Reports Fourth Quarter and Fiscal Year 2010 Results

Company Achieves Record Total Revenues and Net Income for the Fourth Quarter

Beijing, China, January 31, 2011 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

Fourth Quarter 2010 Highlights

•	Total revenues reached a record US$91.7 million, an increase of 7% quarter-over-quarter and 30% year-over-year, and exceeded the high end of the Company’s guidance by US$2.7 million.

•	Net income reached a record US$47.8 million, or US$0.90 per fully diluted ADS[1]. Net income increased by 6% quarter-over-quarter and 23% year-over-year.

•

Non-GAAP[2] net income (i.e. excluding share-based compensation expenses) reached a record US$49.7 million, or US$0.93 per fully diluted ADS, exceeding the high end of the Company’s guidance by US$1.7 million. Non-GAAP net income increased by 5% quarter-over-quarter and 18% year-over-year.

•	Aggregate registered accounts for the Company’s games[3] grew 6% quarter-over-quarter and 38% year-over-year to 111.4 million.

•	Aggregate peak concurrent users (“PCU”) for the Company’s games grew 5% quarter-over-quarter and 7% year-over-year to 1,030,000.

•	Aggregate active paying accounts (“APA”) for the Company’s games grew 3% quarter-over-quarter and 13% year-over-year to 2.7 million.

•	Average revenue per active paying account (“ARPU”) for the Company’s games increased 2% quarter-over-quarter and 12% year-over-year to RMB219.

Fiscal Year 2010 Highlights

•	Total revenues reached a record US$327.1 million, up 22% year-over-year.

•	Net income reached a record US$174.9 million, or US$3.29 per fully diluted ADS. Net income increased 21% year-over-year.

•	Non-GAAP net income (i.e. excluding share-based compensation expenses) reached a record US$183.5 million, or US$3.43 per fully diluted ADS. Non-GAAP net income increased 16% year-over-year.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “2010 was another year of growth and progress. Our ongoing focus on content creation and meeting the needs of our customers paid off and enabled us to end the quarter and the year with record financial and operational results. After three years and the release of a series of expansion packs, TLBB’s community remains vibrant and growing, and the game continues to be one of the most popular online game titles in China today. We have also finalized the marketing plan for Duke of Mount Deer, our next in-house developed game, and target to officially start a nationwide marketing campaign for the game in March 2011. With the marketing campaign, the full version of DMD will, for the first time, be available to players to try out. The full version contains many times the amount of content found in the existing version and features technical innovations within the global online games industry. Through these efforts, we aim to capture new growth opportunities for our business and reaffirm our position as one of the leading online game companies in China.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]	Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”
[3]	Comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith and San Jie Qi Yuan.

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Mr. Dewen Chen, president and chief operating officer, continued, “In the fourth quarter, we continued to license and launch new games targeted at players with different interests so as to extend our product offering and diversify our user base. San Jie Qi Yuan, a licensed 2D cartoon-style turn-based game, was launched on December 3rd and has already brought new users to our platform. In addition, we have several other titles slated for launch in 2011. With all of our games, we aim to provide players with refreshing and entertaining content, while delivering the service that will help set us apart from the competition.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “Our record fourth quarter and full year financial results demonstrate the solid execution of our growth and investment strategies in 2010. During the year, we made ongoing investments in our workforce to further enhance our R&D and marketing capabilities, while keeping effective controls on costs and maintaining a strong and debt-free balance sheet. These strengths, coupled with the rich cash flows from our solid base of existing games, provide us with the financial capacity to continually invest in projects that position us well for further growth over the long term.”

Fourth Quarter 2010 Operational Results

Aggregate registered accounts for the Company’s games as of December 31, 2010 increased 6% quarter-over-quarter and 38% year-over-year to 111.4 million.

Aggregate PCU for the Company’s games increased 5% quarter-over-quarter and 7% year-over-year to 1,030,000.

Aggregate APA for the Company’s games increased 3% quarter-over-quarter and 13% year-over-year to 2.7 million.

ARPU for the Company’s games increased 2% quarter-over-quarter and 12% year-over-year to RMB219, which is consistent with the Company’s intention of having ARPU remain within a range that keeps the Company’s games affordable for the majority of game players in China.

Fourth Quarter 2010 Unaudited Financial Results

Revenues

Total revenues for the fourth quarter of 2010 increased 7% quarter-over-quarter and 30% year-over-year to US$91.7 million.

Revenues from game operations for the fourth quarter of 2010 increased 7% quarter-over-quarter and 30% year-over-year to US$89.5 million. The increases were mainly due to the continued popularity of TLBB in China.

Overseas licensing revenues for the fourth quarter of 2010 increased 11% quarter-over-quarter and 7% year-over-year to US$2.2 million. The increases were mainly due to increased momentum of TLBB in Vietnam and revenue contribution for a full quarter from the game in Thailand in the fourth quarter of 2010.

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Gross Profit

Gross profit for the fourth quarter of 2010 increased 7% quarter-over-quarter and 27% year-over-year to US$82.8 million. Non-GAAP gross profit for the fourth quarter of 2010 increased 7% quarter-over-quarter and 27% year-over-year to US$82.9 million. Gross margin in the fourth quarter of 2010 was 90%, which compares with 90% in the previous quarter and 92% in the fourth quarter of 2009. Non-GAAP gross margin in the fourth quarter of 2010 was 90%, which compares with 90% in the previous quarter and 92% in the fourth quarter of 2009. The decline in gross margin was mainly due to an increase in salaries and benefits and higher bandwidth and server depreciation costs associated with the operation of more games in the fourth quarter of 2010.

Operating Expenses

For the fourth quarter of 2010, total operating expenses were US$27.4 million, an increase of 16% quarter-over-quarter and 30% year-over-year. Non-GAAP operating expenses were US$25.6 million, an increase of 17% quarter-over-quarter and 44% year-over-year.

GAAP product development expenses were US$13.0 million, an increase of 27% quarter-over-quarter and 89% year-over-year. Non-GAAP product development expenses were US$12.1 million, an increase of 30% quarter-over-quarter and 135% year-over-year. The sequential and year-over-year increases in both GAAP and non-GAAP product development expenses were primarily attributable to the hiring of more game engineers and expenses related to royalties for licensed games in the fourth quarter of 2010.

GAAP sales and marketing expenses were US$9.9 million, an increase of 2% quarter-over-quarter and 3% year-over-year. Non-GAAP sales and marketing expenses were US$9.8 million, an increase of 1% quarter-over-quarter and 3% year-over-year. The sequential and year-over-year increases in both GAAP and non-GAAP sales and marketing expenses were primarily attributable to an increase in salaries and benefits in the fourth quarter of 2010.

GAAP general and administrative expenses were US$4.5 million, an increase of 21% quarter-over-quarter and a decline of 1% year-over-year. Non-GAAP general and administrative expenses were US$3.7 million, an increase of 28% quarter-over-quarter and 19% year-over-year. The sequential increases in both GAAP and non-GAAP general and administrative expenses were primarily due to an increase in salaries and benefits and an increase in professional fees in the fourth quarter of 2010. The year-over-year decline in GAAP general and administrative expenses was primarily due to lower share-based compensation expenses incurred, offset by an increase in professional fees in the fourth quarter of 2010. The year-over-year increase in non-GAAP general and administrative expenses was primarily due to an increase in professional fees in the fourth quarter of 2010.

Operating Profit

Operating profit for the fourth quarter of 2010 increased 4% quarter-over-quarter and 25% year-over-year to US$55.4 million. Operating margin in the fourth quarter of 2010 was 60%, compared with 62% in the previous quarter and 63% in the fourth quarter of 2009. Non-GAAP operating profit for the fourth quarter of 2010 increased 4% quarter-over-quarter and 20% year-over-year to US$57.3 million. Non-GAAP operating margin in the fourth quarter of 2010 was 62%, compared with 64% in the previous quarter and 67% in the fourth quarter of 2009.

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Net Income

For the fourth quarter of 2010, net income increased 6% quarter-over-quarter and 23% year-over-year to US$47.8 million. Non-GAAP net income increased 5% quarter-over-quarter and 18% year-over-year to US$49.7 million. Fully diluted earnings per ADS were US$0.90, up from US$0.85 in the previous quarter and US$0.73 in the fourth quarter of 2009. Non-GAAP fully diluted earnings per ADS were US$0.93, up from US$0.88 in the previous quarter and US$0.79 in the fourth quarter of 2009. Net margin for the fourth quarter of 2010 was 52%, compared with 53% in the previous quarter and 55% in the fourth quarter of 2009. Non-GAAP net margin for the fourth quarter was 54%, compared with 55% in the previous quarter and 60% in the fourth quarter of 2009.

Cash Balance

As of December 31, 2010, Changyou had a net cash balance of US$351.0 million, up from US$292.0 million as of September 30, 2010. Operating cash flow for the quarter was a net inflow of US$59.3 million.

Fiscal Year 2010 Unaudited Financial Results

Revenues

Total revenues in 2010 were US$327.1 million, an increase of 22% from US$267.6 million in 2009.

Revenues from game operations in 2010 were US$318.9 million, an increase of 23% from US$259.8 million in 2009. The increase was mainly due to the continued popularity of TLBB in China.

Overseas licensing revenues in 2010 were US$8.2 million, an increase of 5% from US$7.8 million in 2009. The increase was largely due to increased momentum of TLBB in Vietnam and Malaysia.

Gross Profit

Gross profit in 2010 was US$297.3 million, an increase of 19% from US$250.1 million in 2009. Non-GAAP gross profit in 2010 was US$297.5 million, an increase of 19% from US$250.4 million in 2009. Gross margin in 2010 was 91%, which compares with 93% in 2009. Non-GAAP gross margin in 2010 was 91%, which compares with 94% in 2009. The decline in gross margin was mainly due to an increase in salaries and benefits and higher bandwidth and server depreciation costs associated with the operation of more games in 2010.

Operating Expenses

Total operating expenses in 2010 were US$96.4 million, an increase of 12% from US$86.2 million in 2009. Non-GAAP operating expenses in 2010 totaled US$88.1 million, an increase of 21% from US$73.1 million in 2009.

GAAP product development expenses in 2010 were US$37.9 million, an increase of 39% from US$27.4 million in 2009. Non-GAAP product development expenses in 2010 were US$33.5 million, an increase of 68% from US$19.9 million in 2009. The increases in both GAAP and non-GAAP product development expenses were primarily attributable to the hiring of more game engineers and expenses related to royalties for licensed games in 2010.

GAAP sales and marketing expenses in 2010 were US$41.0 million, an increase of 2% from US$40.0 million in 2009. Non-GAAP sales and marketing expenses in 2010 were US$40.8 million, an increase of 3% from US$39.8 million for in 2009. The increases in both GAAP and non-GAAP sales and marketing expenses were primarily attributable to the hiring of more sales and marketing professionals in 2010.

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GAAP general and administrative expenses in 2010 were US$17.5 million, a decrease of 7% from US$18.8 million in 2009. Non-GAAP general and administrative expenses in 2010 were US$13.8 million, an increase of 4% from US$13.3 million in 2009. The decrease in GAAP general and administrative expenses was largely due to the recognition of a one-time share based compensation expense in the second quarter of 2009 after the completion of the Company’s initial public offering. The increase in non-GAAP general and administrative expenses was primarily due to an increase in headcount and an increase in professional fees.

Operating Profit

Operating profit in 2010 was US$200.8 million, an increase of 23% from US$163.9 million in 2009. Operating margin in 2010 was 61%, which was unchanged from 61% in 2009. Non-GAAP operating profit in 2010 was US$209.4 million, an increase of 18% from US$177.3 million in 2009. Non-GAAP operating margin in 2010 was 64%, which compares with 66% in 2009.

Net Income

Net income in 2010 was US$174.9 million, an increase of 21% from US$144.7 million in 2009. Non-GAAP net income in 2010 was US$183.5 million, an increase of 16% from US$158.1 million in 2009. Fully diluted earnings per ADS in 2010 were US$3.29, up from US$2.81 in 2009. Non-GAAP fully diluted earnings per ADS in 2010 were US$3.43, up from US$3.05 in 2009. Net margin in 2010 was 53%, which compares with 54% in 2009. Non-GAAP net margin in 2010 was 56%, which compares with 59% in 2009.

Other Business Developments

Open Beta Testing of San Jie Qi Yuan

On December 3, 2010, Changyou began open beta testing of San Jie Qi Yuan, a 2D turn-based cartoon-style massively multi-player online role-playing game. Adapted from one of the four great classical novels, Journey to the West, the game allows users to experience fast-paced martial arts combat in entertaining 2D graphics within a mythical fantasy world in ancient China. The game was licensed from a game studio in China and is operated by Changyou’s wholly-owned subsidiary I.C.E. Entertainment Limited.

Changyou To Acquire Remaining Stake in Jing Mao

In January 2011, Changyou entered into a definitive agreement under which Changyou will acquire the remaining 50% of the equity in Shanghai Jing Mao Cultural Communications Ltd. and its affiliate (“Jing Mao”). Jing Mao is primarily engaged in cinema advertising in China. The purpose of the acquisition is to secure additional advertising resources for the promotion of the Company’s online games. Following the completion of the transaction, Changyou will hold 100% of the equity in Jing Mao. Jing Mao will be consolidated into the Company’s financial statements starting from February 1, 2011.

Business Outlook

The following guidance assumes the completion of and includes the Jing Mao acquisition, unless otherwise noted.

For the first quarter of 2011, Changyou expects:

•

Total revenues to be between US$92.0 million and US$95.0 million, of which revenues from online games, which are revenues exclusive of revenues from Jing Mao, are expected to be between US$91.0 million and US$93.0 million.

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•	Non-GAAP net income to be between US$49.5 million and US$51.0 million.

•	Non-GAAP fully diluted earnings per ADS to be between US$0.93 and US$0.96.

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.5 million and US$2.0 million, reducing fully diluted earnings per ADS by US$0.03 to US$0.04.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

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Conference Call Information

Changyou’s management team will host an earnings conference call on the same day at 7 a.m. U.S. Eastern Time, January 31, 2011 (8 p.m. Beijing/Hong Kong, January 31, 2011) following its fourth quarter and fiscal year 2010 results announcement.

The dial-in details for the live conference call are:

US:	+1-800-901-5231
Hong Kong:	+852-3002-1672
International:	+1-617-786-2961
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on January 31 through February 07, 2011. The dial-in details for the telephone replay are:

International:	+1-617-801-6888
Passcode:	11626226

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited’s massively multi-player online role-playing games (“MMORPG”) business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou, a leading developer and operator of online games in China, was carved out as a separate, stand-alone company in December 2007, completed an initial public offering on April 7, 2009. Changyou currently operates seven online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith and San Jie Qi Yuan. Changyou has a diversified pipeline of games with various graphic styles and themes, including the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

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For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2010	Sep. 30, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Revenues:
Game operation revenues	$89,521	$83,628	$68,621	$318,923	$259,783
Overseas licensing revenues	2,215	1,996	2,077	8,230	7,802

Total revenues	91,736	85,624	70,698	327,153	267,585
Cost of revenues
(includes share-based compensation expense of $44, $40, $57, $194 and $324, respectively)	8,923	8,537	5,420	29,852	17,518

Gross profit	82,813	77,087	65,278	297,301	250,067

Operating expenses:
Product development (includes share-based compensation expense of $949, $922, $1,763, $4,399 and $7,404, respectively)	13,006	10,222	6,888	37,918	27,353
Sales and marketing (includes share-based compensation expense of $96, $8, $77, $220 and $261, respectively)	9,872	9,711	9,551	41,002	40,048
General and administrative (includes share-based compensation expense of $766, $819, $1,432, $3,781 and $5,412, respectively)	4,493	3,728	4,556	17,533	18,759

Total operating expenses	27,371	23,661	20,995	96,453	86,160

Operating profit	55,442	53,426	44,283	200,848	163,907

Interest income and foreign currency exchange gain/loss	967	1,043	762	3,628	3,275
Other income (expense)	(963)	(713)	125	(1,394)	158

Income before income tax expense	55,446	53,756	45,170	203,082	167,340
Income tax expense	(7,631)	(8,464)	(6,312)	(28,178)	(22,656)

Net income	$47,815	$45,292	$38,858	$174,904	$144,684

Basic net income per ADS	$0.92	$0.87	$0.75	$3.37	$2.87

ADSs used in computing basic net income per ADS	52,039	52,034	51,496	51,896	50,364

Diluted net income per ADS	$0.90	$0.85	$0.73	$3.29	$2.81

ADSs used in computing diluted net income per ADS	53,186	53,135	52,999	53,121	51,526

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2010	As of Dec. 31, 2009
ASSETS
Current assets:
Cash and bank deposits	$350,957	$226,901
Accounts receivable, net	1,464	3,395
Prepaid and other current assets	12,383	4,720
Due from Sohu	312	340

Total current assets	365,116	235,356

Non-current assets:
Fixed assets, net	53,659	49,178
Goodwill	10,258	—
Intangible assets, net	7,251	3,221
Interests in associated companies	3,645	—
Deferred tax assets	2,369	1,383
Other assets, net	60,214	253

TOTAL ASSETS	$502,512	$289,391

LIABILITIES AND SHAREHOLDERS’ EQUITY

Receipts in advance and deferred revenue	$34,509	$30,244
Accrued liabilities	34,783	26,618
Tax payables	13,471	6,628
Deferred tax liabilities	243	—
Due to Sohu	5,155	5,046

Total liabilities	88,161	68,536
Total shareholders’ equity	414,351	220,855

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$502,512	$289,391

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CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2010				Three Months Ended Sep. 30, 2010				Three Months Ended Dec. 31, 2009
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$91,736	$—		$91,736	$85,624	$—		$85,624	$70,698	$—		$70,698
Less: Cost of revenues	8,923	(44	) (a)	$8,879	8,537	(40	) (a)	$8,497	5,420	(57	) (a)	$5,363

Gross profit	$82,813	$44		$82,857	$77,087	$40		$77,127	$65,278	$57		$65,335

Gross margin	90%			90%	90%			90%	92%			92%

Operating expenses	$27,371	$(1,811	) (a)	$25,560	$23,661	$(1,749	) (a)	$21,912	$20,995	$(3,272	) (a)	$17,723
Product development expenses	$13,006	$(949	) (a)	$12,057	$10,222	$(922	) (a)	$9,300	$6,888	(1,763	) (a)	$5,125
Sales and marketing expenses	$9,872	$(96	) (a)	$9,776	$9,711	$(8	) (a)	$9,703	$9,551	(77	) (a)	$9,474
General and administrative expenses	$4,493	$(766	) (a)	$3,727	$3,728	$(819	) (a)	$2,909	$4,556	(1,432	) (a)	$3,124
Operating profit	$55,442	$1,855		$57,297	$53,426	$1,789		$55,215	$44,283	$3,329		$47,612

Operating margin	60%			62%	62%			64%	63%			67%

Net income	$47,815	$1,855		$49,670	$45,292	$1,789		$47,081	$38,858	$3,329		$42,187

Net margin	52%			54%	53%			55%	55%			60%

Diluted net income per ADS	$0.90			$0.93	$0.85			$0.88	$0.73			$0.79

ADSs used in computing diluted net income per ADS	53,186			53,423	53,135			53,427	52,999			53,436

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2010				Twelve Months Ended Dec. 31, 2009
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$327,153	$—		$327,153	$267,585	$—		$267,585
Less: Cost of revenues	29,852	(194)	(a)	$29,658	17,518	(324)	(a)	$17,194

Gross profit	$297,301	$194		$297,495	$250,067	$324		$250,391

Gross margin	91%			91%	93%			94%

Operating expenses	$96,453	$(8,400)	(a)	$88,053	$86,160	$(13,077)	(a)	$73,083
Product development expenses	$37,918	$(4,399)	(a)	$33,519	$27,353	$(7,404)	(a)	$19,949
Sales and marketing expenses	$41,002	$(220)	(a)	$40,782	$40,048	$(261)	(a)	$39,787
General and administrative expenses	$17,533	$(3,781)	(a)	$13,752	$18,759	$(5,412)	(a)	$13,347
Operating profit	$200,848	$8,594		$209,442	$163,907	$13,401		$177,308

Operating margin	61%			64%	61%			66%

Net income	$174,904	$8,594		$183,498	$144,684	$13,401		$158,085

Net margin	53%			56%	54%			59%

Diluted net income per ADS	$3.29			$3.43	$2.81			$3.05

ADSs used in computing diluted net income per ADS	53,121			53,431	51,526			51,909

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.